228 Santa Monica Boulevard Suite 300	310.434.5400
Suite 300	Fenwick.com
Santa Monica, CA 90401

James D. Evans
JEvans@Fenwick.com I 206.389.4559
April 30, 2021
VIA EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Morgan Youngwood, Staff Accountant
Stephen Krikorian, Accounting Branch Manager
Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief

Re:	ZipRecruiter, Inc.
Registration Statement on Form S-1
Filed April 23, 2021
File No. 333-255488

Ladies and Gentlemen:
We are submitting this letter on behalf of ZipRecruiter, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 28, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-255488) filed with the Commission on April 23, 2021 (the “Registration Statement”). Concurrently herewith, we are transmitting the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Registration Statement on Form S-1

Prospectus Summary, page 8
1.Please disclose that Mr. Siegel will be entitled to a special bonus in an amount equal to $10.0 million in connection with your direct listing.

United States Securities and Exchange Commission
Division of Corporation Finance
April 30, 2021

In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the Amended Registration Statement.
Plan of Distribution, page 167
2.We note your response to prior comment 1. Please disclose whether this valuation was also provided to the DMM by your financial advisors.
In response to the Staff’s comment, the Company has revised its disclosure on page 173 of the Amended Registration Statement.
*******

United States Securities and Exchange Commission
Division of Corporation Finance
April 30, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

CC:	Ian Siegel	Sincerely,
David Travers
Ryan Sakamoto
	ZipRecruiter, Inc.	/s/ James D. Evans
James D. Evans
	Katherine Duncan	Partner
Janiece Jenkins
	Fenwick & West LLP	FENWICK & WEST LLP
3